SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

SUMMARY  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE
BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 10, 2003.

VENUEAND TIME:  Av.  Eusébio  Matoso n° 891,  ground  floor,  in the city of São
                Paulo, state of São Paulo, at 10:00 a.m.

CHAIRMAN:       Pedro Moreira Salles

QUORUM:         More than the half of the elected members.

DELIBERATIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

Appointed as Executive  Officer  responsible  for Investor  Relations,  Mr. JOSÉ
LUCAS FERREIRA DE MELO, in substitution  to the former  Executive  Officer,  Mr.
GERALDO TRAVAGLIA FILHO.

The Executive  President of the Wholesale  Banking Group, Mr. FERNANDO  BARREIRA
SOTELINO,  shall  continue  to hold his office as  surrogate  for the  Executive
Officer responsible for Investor Relations.

São Paulo, February 10, 2003. (aa) Pedro Moreira Salles,  Gabriel Jorge Ferreira
and Israel  Vainboim.  This document is a true copy of the original  transcribed into the Company's appropriate book.

                          São Paulo, February 10, 2003

                       ___________________________________

                       ___________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 10, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.